UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2020

Flower Turbines, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11330

Delaware	46-3784856
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

240 Central Ave., IJ Lawrence , NY. 11559	631-552-0284
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Flower Turbines, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on January 5, 2021, as modified by any Supplements and Amendments thereto.

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors." The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Introduction

We design, manufacture, and sell small vertical axis wind turbines, which compared with current small wind turbines, are more aerodynamically efficient, emit less noise and vibrations, and are aesthetically designed. We have solved the aerodynamic blade design issues that plague many of our competitors’ wind turbines. Our goal is to make our sleek, innovative, and efficient small wind turbines the foundation of a large global renewable energy company. We currently offer, one, three, and six-meter high versions of our wind turbines, that can produce power ranging from a few hundred watts to up to 5,000 watts.

 In January 2020, we extended our business into the electric mobility vertical through our acquisition of a product line of charging stations, which include stationary poles, outdoor benches and workstations, which can charge electric bicycles and scooters and other products such as mobile phones through wind, solar, and grid energy. We intend to outfit some of these charging stations with our wind turbines.

The Current Problem

Producing clean energy in or near cities is challenging. Solar energy can be inefficient and expensive in areas without a good solar resource. As a result of the size, weight, vibrational and noise output, and aesthetic appearance of most current wind energy producing devices on the market, their installation and operation in urban and suburban settings, including parking lots and on building rooftops, is impractical or prohibited by zoning laws. In addition, in largely populated areas, the high-speed rotation of windmill blades poses safety and environmental concerns for both humans and wildlife.

Our Solution

We have designed small and efficient wind turbines that overcome many of these barriers, making the operation, production, and use of wind energy in urban and suburban settings viable. Our turbines offer the following advantages over many of the competing products on the market:

·	Small design

·	Significantly higher efficiency

·	Ability to cluster to reduce cost per unit installation through efficiencies of scale and obtain more energy per square meter

·	Low starting speed

·	Different sizes for different environments and spaces

·	Lower noise and vibration

·	Lower maintenance due to lower vibration

·	Beautiful and kinetic tulip design

·	Significantly lower rotational speed making them safer for humans and animals

The turbines come in different sizes. The red and white turbines in the illustration are a total of 3 meters high. The turbines are also available in heights of 1 and 6 meters.

Our Technology

The efficiency and size of our turbines primarily results from aerodynamic science that increases the efficiency of vertical axis drag-type turbines. Our designs and technology, are the subject of various US and international patents, cover the following art:

·	Through segmenting parts of the blade’s trailing edge according to a specific formula, our design reduces aerodynamic interference on the trailing edge of the turbine after the wind strikes the blade, resulting in an increase in efficiency.

·	Through our tapered design of different degrees of cupping at different heights, which is different from the typical semicircular cup turbine, wind can enter the cups at more angles, making it easier for the turbine to begin spinning from many different wind directions.

·	Our drag vertical axis design has a cluster effect, whereby one turbine creates a wind tunnel at a specific distance from the blades that increases the velocity of the wind entering the adjacent turbine if placed within that stream, which, according to preliminary tests, increases power output by 20-50% when two turbines are properly positioned.

·	Fluid dynamics in our designs combines internal air space, blade overlap, blade extension, blade diameter, and tip speed ratios, in a manner that we believe makes our turbines more efficient than other small wind turbines on the market.

·	Our patent pending process for adding an aerodynamic spoiler to rooftops on which our wind turbines are installed ameliorates the problem of the building’s vertical surface which has the effect of scattering the wind force.

In addition, our turbines can reduce transmission cost, through balancing the energy grid load at times when solar systems are not generating power, thereby decreasing the operational cost while increasing power production.

Our Products

Wind & Sun Charging (Type ZW)

This model is a stand-alone charging station that produces its own electricity with the help of a solar panel and a small version (1 meter) of our Flower Turbine. The energy is then stored within the unit, ready to charge your bicycle, scooter, or mobility scooter. This model is equipped with two power sockets that provide one hour of electricity for each user. Due to its height (4.15 meters) and design, it is very easy to find.

Charging pole (SL)

Thanks to its sturdy design, the charging pole is ideal for cities. The standard version comes with 2 child-proof and water-proof power sockets. Because it is connected to the grid, it is very simple to use; just plug in and charge. This model is also available with 4 power sockets and USB ports to charge all your devices while you are on the move.

Wall and drive-in Charging (Type WL)

This simple and discrete model comes with 3 charging sockets and can be placed on the wall or integrated into a bicycle rack. These models are ideal for companies and clubs that want to facilitate the mobility of their customers and employees.

Charging Bench

This solid bench is ideal for public spaces. It is a stand-alone charging station integrated with a semi-transparent solar panel and 4 charging points that can fit 2 USB ports each, suitable for any electronic device.

Sun Charging (Type Z)

The small brother of the ZW model is a great alternative for those who want a simpler version and have lower energy requirements. This is a stand-alone charging station, meaning that it does not need to be connected to the grid. The energy is produced by a solar panel and then stored within the unit, available at the push of a button.

Research and Development

We have been through several cycles of research and development, including computer simulation, patent development, and engineering. Our research and development activities are conducted in the US, Israel, and the Netherlands, both internally and with the assistance of high-level external engineers, an academic institution, and engineering agencies to assure our products comply with applicable regulations.

Production

We have outsourced the manufacturing and assembly of our products to various manufacturers located in the Netherlands and are currently exploring alternative manufacturing and assembly options in the US. We currently offer, one, three, and six-meter high versions of our wind turbines, that can produce power ranging from a few hundred watts to up to 5,000 watts. The blades for each size are constructed from molds for composite materials. We have also commenced manufacturing our charging stations.

The Market

The global Small Wind Turbines market size is expected to gain market growth in the forecast period of 2020 to 2025, with a CAGR of 17.4% in the forecast period of 2020 to 2025 and is expected to reach USD $316.7 million by 2025, from USD $166.6 million in 2019. https://www.marketwatch.com/press-release/small-wind-turbines-market-size-growing-at-174-cagr-to-hit-usd-3167-million-by-2025-2020-08-18. Flower Turbines is clearly in a high growth market and has the opportunity to increase the size of that market and its growth rate by specifically targeting the underserved markets of location close to people and close to or on buildings because of the combination of quiet and efficiency. Small wind turbines comprise a wide range of wind turbines ranging from micro turbines, to residential turbines and mini turbines. The wind turbines used in these end use applications have power ratings ranging from a few watts to 1,000 watts. Small wind turbines include wind turbines up to 15 meters in diameter. Although vertical axis wind turbines have witnessed rapid growth in the global small wind power market, most of the small wind turbines currently on the market, are conventional horizontal axis wind turbines.

The market for renewable energy is rapidly growing. Small turbines are projected to hit a compound annual growth rate of almost 10% over the next five years, and annual revenue from the small turbine sector is projected to reach $400M in 2024, growing 42.5% in just five years. Bloomberg predicts (https://www.renewableenergyworld.com/2019/06/20/bloomberg-predicts-wind-and-solar-will-power-half-the-world-and-bag-9-trillion-investment/) that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment.

The charging station market depends on sales of electric bicycles and scooters. A recent report from Deloitte estimates that 300 million electric bikes will be on the world's roads by 2023, which is 50% more than today.  See https://www2.deloitte.com/content/dam/insights/us/articles/722835_tmt-predictions-2020/DI_TMT-Prediction-2020.pdf.

Wind is very available in many parts of the world. We advocate using a combination of both wind and solar in order to provide better coverage over 24 hours. In areas such as Texas where wind is more frequent at night, the proportion of solar to wind might be higher for a particular building. The following is a conceptual illustration of how solar and wind could work together:

Competition

We compete with other manufacturers of wind turbines, and other alternative energy providers such as solar technology. We believe that our turbines provide more than economic value for the customers—something that was often missing with other small turbines.

Marketing and Sales

We intend to continue to build an in-house sales team to sell our turbines and charging stations directly and are seeking partnerships with resellers. We are exploring developing a leasing program similar to those commonly used in the solar industry.

We intend to focus marketing our wind turbines in selected markets in the United States and abroad characterized by high winds and high electricity prices, such as the east and west coasts of the United States, the Midwest, Hawaii and the North Sea and Baltic Sea adjacent countries in Europe. We intend to focus marketing our power stations in flat areas of Europe, such as the Netherlands, Belgium, Germany, and Denmark, and in other cities worldwide.

Employees

We currently have one full-time employee in the United States. Flower Turbines B.V., our Netherlands subsidiary, has four full-time employees and five part-time employees. We also use various independent contractors for engineering, project management, marketing, sales and administrative services.

Government Regulation

We are subject to various federal, state, and foreign governmental regulations related to manufacturing, marketing and sale of our products, such as health and safety codes, environmental laws and zoning laws.

Occupational Safety and Health Administration

Our operations are subject to regulation of health and safety matters by the U.S. Occupational Safety and Health Administration.  We believe that we take appropriate precautions to protect our employees and third parties from workplace injuries and harmful exposure to materials handled and managed at our facilities.  However, claims asserted in the future against the Company for work-related injury or illnesses could increase our costs.

Environmental

Our operations are subject to numerous federal, state and local environmental laws and regulations. Although it is our objective to maintain compliance with these laws and regulations, it may not be possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future.

Certifications

There is a possibility that certain tax credits depend on having third party certification of the turbines’ power curve over a 6-month period by certain accredited organizations. We are tentatively planning to seek such certification. The inverter, which allows the electricity to be synchronized with the grid, usually requires UL certification for on-grid uses. Off the shelf products with UL certification are available.

Certain countries offer benefits for certification of turbines. An independent body measures the turbine’s output at different wind speeds for 6 months and creates a power curve of wind speed versus power output. While there are significant expenses in obtaining such certifications, the benefits include access to government subsidies or tax deductions for the turbines. These regulations can change every year.

Intellectual Property

We hold or license an aggregate of 24 patents and patent applications issued by various jurisdictions, fourteen of which are issued patents. We also own or license various domain names and trademarks or trademark applications, which include “Flower Turbines”, “Flower Power”, “Tulip Power,” “Wind Tulip” and “Charge To Go”. We also hold various trade secrets related to the manufacturing and construction of our turbines. See “Risk Factors - Our intellectual property could be unenforceable or ineffective.”

Property

We lease approximately 2,350 square feet of office and warehouse space at RDM, Scheepsbouwweg 8, C4, Innovation Dock, 3089JW Rotterdam, Netherlands, in exchange for $1,039 per month. We also lease a 625 square foot office space in Lawrence, New York for $788 per month. The lease term commenced November 1, 2019 and expires on October 31, 2020.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the “2020 Annual Period”), and the twelve-month period ended December 31, 2019 (the “2019 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Flower Turbines, LLC, was formed as a New York limited liability company on September 15, 2013, and converted into Flower Turbines, Inc., a Delaware corporation, on December 27, 2019. Our headquarters are in Lawrence, New York. We develop and manufacture wind turbines.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.’s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We intend to outfit these charging stations with our wind turbines.

Results of Operation

Revenues

For the 2020 Annual Period we had revenues of $147,038, compared to no revenues for the 2019 Annual Period.

Cost of Goods Sold

For the 2020 Annual Period our costs of goods sold was $370,968, compared to $0 for the 2019 Annual Period.

Gross Loss

For the 2020 Annual Period our gross loss was $223,930, compared to $0 for the 2019 Annual Period.

Operating Expenses

For the 2020 Annual Period, our operating expenses were $889,363, consisting of $9,882 for sales and marketing expenses, $241,660 for research and development, and $637,821 for general and administrative costs. For the 2019 Annual Period, our total operating expenses were $545,547, consisting of $23,229 for research and development expenses, $118,530 for sales and marketing expenses, and $403,788 for general and administrative costs. The increase in operating expenses during the 2020 Annual Period, primarily the result of increased general and administrative expenses and research and development as we expanded our operations.

Loss from Operations

For the 2020 Annual Period we had an operating loss of $1,113,293, compared to an operating loss of $545,547 for the 2019 Annual Period.

Other Income/Expenses

For the 2020 Annual Period, we had total other income and expenses of -$4,950, compared to other income and expense of $15,390 for the 2019 Annual Period. The higher income during the 2019 Annual Period resulted from a $16,913 gain we received from the sale of shares of Flower Turbines B.V.

Net Loss

For the 2020 Annual Period we had a net loss of $1,118,243, compared to a net loss of $530,157 for the 2019 Annual Period. The increase in net loss during 2020, is primarily a result of increased operating expenses and research and development expenses during 2020 as we expanded our operations.

Liquidity and Capital Resources

Since our inception, we have raised over $4,400,000 through various securities offerings, which we have used for operations, including, approximately $2,100,000 from Regulation CF Campaigns, and approximately $2,300,000 we have raised in our current Regulation A+ offering. As of December 31, 2020, we had $50,251 in cash, compared to $266,596 as of December 31, 2019. As of March 31, 2020, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through December 31, 2021.

As of December 31, 2020, we had total liabilities in the amount of $275,417 compared to $94,252 in total liabilities as of December 31, 2019.  The increase in total liabilities, primarily resulted from an increase in our accounts payables and the Note payable from the incurrence of $56,135 in debt pursuant to our loan with Rabo Bank, and accounts payable resulting from operating our business.

We will incur significant additional costs in commercializing our products, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern

Debt

On November 4, 2019, Flower Turbines B.V., our subsidiary, entered into an unsecured loan agreement with Rabobank, pursuant to which two installments were advanced having in the aggregate principal amount of $56,135, and which mature in 84 months. This first advance was in the amount of $28,068, bears interest at 7.5% per annum, and requires monthly interest payments for 84 months with a final balloon payment on the maturity date. The second advance was in the amount of $28,067, bears interest at 7.5% per annum, requires interest only payments for the first 24 months, principal and interest payments of $468 for the next 60 months, with a final balloon payment on maturity date. Interest expenses for these loans totaled $_ for the year ending December 31, 2020, and the total unpaid principal balances on the loans were $_ as of December 31, 2020.

Plan of Operations

Throughout 2021, we intend to concentrate on the industrialization and commercialization of our wind turbines and charging stations and to actualize first projects of the latest models.

The table below outlines significant goals for the next 12 months.

Estimated Start Date	Task	Estimated Costs
Q2 2021	First manufactured products (electronics) ready in US	200,000
	Testing of small and medium size turbines in wind tunnel with third party supervision	100,000
	Begin UL and CE certifications	150,000
Q3 2021	Continue development of manufactured products in US	300,000
	Add business development/operations person in US	200,000
	Expand installations and sales in US	200,000
Q4 2021	Continue development of manufactured products in US	400,000
	New off grid wind product on market in US	200,000
	Develop website,IT, and support team for increased US sales	200,000
	Continue UL and CE certifications	300,000
Q1 2022	Hire international business development manager	200,000
	Introduce largest size turbine to US market	200,000
	Certification activities for turbines	250,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in our current Regulation A+ offering. If we do not raise a sufficient amount of funds in the offering, we may not incur all the costs or complete all the milestones outlined above.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Dr. Mark Daniel Farb	Chief Executive Office, Chief Financial Officer, Secretary & Director	66	December 2019 – Present	Full Time
Roy Osinga	Regional Director EU	55	March 2019 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Dr. Mark Daniel Farb, has served as our chief executive officer, chief financial officer, secretary and sole director, since our inception in December 2019. Prior thereto, Dr. Farb served as the Manager of our predecessor-in-interest, Flower Turbines LLC, since its founding in September 2014. In 2006, Dr. Farb founded Leviathan Energy, a group of renewable energy companies in Israel and the U.S. and has been serving as its sole officer and director since its founding. Both Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus, a predecessor of Flower Turbines, won the prestigious Eurogia label for their work. A strong believer in the importance of ecology and an avid hiker, Dr. Farb is a thought leader in the area of renewable energy. He has filed over 35 patents, written over 100 books, and his small wind invention, the Wind Tulip, a predecessor of our existing products, was featured at Bloomfield Science Museum in Jerusalem as one of Israel’s top 45 technologies in 2011. Flower Turbines Inc. was chosen by Pepperdine University Business School as among 30 finalists for the Most Fundable US Companies for 2020 out of 4500 companies researched.

Roy Osinga, has served as the Regional Director for our European subsidiary, Flower Turbines B.V., since March 2019. Between October 2017 and December 2019, he served as the Regional Director EU for Flower Turbines, BV, our predecessor entity, through his role as a Business Development Strategist for Eclips Interim Management & Consultancy. Since then, he has been fully employed by Flower Turbines BV. Between January 2011 and January 2017, Mr. Osinga served as the Managing Director for the ECDL Foundation, known as ICDL worldwide, and since 2018, he has served as the liaison with the PortXL Netherlands B.V., startup accelerator program, an accelerator program for companies supplying relevant technology for the maritime sector. A graduate in Business Economics from Erasmus University Business School, Mr. Osinga is experienced at bringing companies to market and has broad international experience.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2020:

Name	Capacities in which compensation received	Cash Compensation		Other Compensation	Total Compensation
Mark Daniel Farb 240 Central Ave., 1J Lawrence, NY 11559	Chief Executive Officer, Chief Financial Officer, Secretary and Director	$15,000		$0	$15,000
Roy Osinga Marconistraat 16, 12th Fl. 3029 AK Rotterdam, Netherlands	Regional Director EU	$114,340	(1)	$0	$114,340

(1)	Paid in Euros.

The directors do not receive any compensation for their service as directors.

Flower Turbines B.V. is a party to an Employment Agreement with Mr. Osinga, which was extended on November 9, 2020. The employment agreement commenced January 1, 2020, and provides for a monthly base salary of €8,000. We also agreed that at such time as we have $500,000 in cash holdings, after payment of all outstanding accounts payables and invoices due for the following 60 days, Mr. Osinga shall receive a bonus of EU$2,000 for each month after December 31, 2020, during which he receives less than the base salary set forth in the Employment Agreement. The employment agreement, and the amendment thereto, appears as Exhibits to this Report.

On January 1, 2021, we entered into an Employment Agreement with Mark Daniel Farb, our sole officer and director. Pursuant to the Employment Agreement, we have agreed to pay Dr. Farb $15,000 per month. The Employment Agreement is at will, and may be terminated by either party, by providing 30 days advanced written notice of termination. The Employment Agreement is attached as an Exhibit to this Report.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Common Stock (which are our only voting securities) as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Dr. Mark Daniel Farb 240 Central Ave., 1J Lawrence, NY 11559	732,100	0	79.53%
Common Stock	All directors and officers as a group (2 person)	732,100	0	79.53%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We paid Dr. Farb $50,000 for consulting services for the year ended December 31, 2019. In addition, during 2019, we advanced $2,171 to Dr. Farb for housing expenses in Rotterdam. The advance bears no interest and has no maturity date.

On February 19, 2019, Flower Turbines B.V., our wholly owned subsidiary, and Dr. Farb, entered into a Participation Agreement with PortXL Netherlands, B.V., pursuant to which Flower Turbines B.V., was admitted to a startup accelerator program operated by PortXL. Pursuant to the agreement, Flower Turbines, B.V., agreed that Dr. Farb, and no less than one other designee of Flower Turbines, B.V., would actively participate in the accelerator program for a minimum of three (3) months.

In connection therewith, on May 1, 2019, we and Flower Turbines B.V., entered into a Shareholders Agreement with Dr. Farb, Roy Osinga and PortXL, pursuant to which (1) we agreed to issue PortXL, eight percent (8%) of the capital stock of Flower Turbines, B.V., in exchange for €15,000 in cash and 85,000 in services. In addition, Dr. Farb and Flower Turbines LLC, granted Flower Turbines B.V., a royalty free, irrevocable, unconditional, exclusive and perpetual license to use, in connection with the sale, installation and development of sustainable energy solutions in France, Belgium, Netherlands, Germany, and Denmark, any intellectual property previously or thereafter developed by Dr. Farb or Flower Turbines LLC. Flower Turbines, B.V., also granted PortXL certain anti-dilution rights in connection with the issuance of additional shares of Flower Turbines B.V.’s capital stock at a pre-money valuation of less than €4,000,000. The agreement also includes a drag along right and tag along right, and the right of Flower Turbines, B.V., to repurchase the capital stock issued to PortXL, in exchange for €320,000. On April 10, 2020, Flower Turbines B.V., initiated a repurchase of all its shares of capital stock owned by PortXL Netherlands B.V., in exchange for €45,000, of which €33,750 was paid prior to the closing, and the remaining balance of €11,250 shall be paid January 1, 2021.

Upon formation of Flower Turbines, B.V., Roy Osinga, our Regional Director EU, was issued 4% of the capital stock of Flower Turbines B.V. In addition, pursuant to his employment agreement with us, Mr. Osinga has the right to acquire an additional 3% of the outstanding shares of Flower Turbines, B.V., if it generates at least €500,000 in revenue in Europe during 2020.

In January 2020, Leviathan Energy Wind Lotus, Ltd., an Israeli company, wholly owned and controlled by Dr. Farb, assigned certain patents to us in exchange for $1.00.

In January 2020, Dr. Farb granted us an exclusive, worldwide, royalty free license to use and commercialize various patents, trademarks, copyrights, and domain names related to our business. The term of the license is 20 years. The license agreement appears as Exhibit 6.4 to the Offering Statement for the Regulation A+ Offering.

In exchange for six (6) loans we made to Flower Turbines B.V., between September 2019 and May 2020, Flower Turbines B.V. issued us six Promissory Notes in the aggregate principal amount of $191,850. Each of the Notes accrues interest at a rate of 5% per annum and are due and payable on the earlier of 5 years and the date Flower Turbines B.V. has sufficient capital to repay the loans. Interest only payments are due on each Note on December 31st of each year. In March 2020, Flower Turbines B.V., paid $10,866 in partial satisfaction of the initial note.

On February 12, 2020, we entered into an agreement with Flower Turbines B.V., pursuant to which we agreed to transfer to Flower Turbines B.V., our intellectual property related specifically to the European Union, including, but not limited to, patents, trademarks and domain names. Flower Turbines B.V. agreed to pay all costs incurred with respect to such intellectual property. Both parties also agreed that each shall have a royalty free right to use each other’s intellectual property. We also agreed to share certain costs and expenses related to the development of intellectual property in the future.

On April 20, 2020, we entered into an agreement with Flower Turbines B.V., pursuant to which we agreed to sell to Flower Turbines B.V., any of our products or components it desires to purchase in exchange for our manufacturing costs plus 7.5%. In addition, Flower Turbines B.V. agreed to sell us any of our products or components it desires to purchase in exchange for its manufacturing costs plus 7.5%. The agreement also provides that Flower Turbines B.V. shall have the exclusive right to sell its products and our products within the European Union, unless otherwise approved by us, and that we have the exclusive right to sell Flower Turbines B.V.’s products anywhere in the world outside of the European Union.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

Members of: WSCPA AICPA PCPS 802 N. Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

To the Board of Directors and Stockholders
of Flower Turbines, Inc.

We have audited the accompanying consolidated financial statements of Flower Turbines, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flower Turbines, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 3 of the financial statements, the Company has not generated profit, has negative cash flows from operations, and is reliant on third-party financing to fund operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Spokane, Washington

May 4, 2021

	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$50,251	$266,596
Prepaid expenses	35,284	21,827
Accounts receivable	8,560	-
Other assets	21,147	2,694
Inventory	40,980	-
Due from officer - related party	-	2,171
Funds held in escrow	186,590	90,939
Total Current Assets	342,812	384,227

Non-Current Assets:
Property and equipment, net	11,130	2,154
Total Non-Current Assets	11,130	2,154

TOTAL ASSETS	$353,942	$386,381

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$98,982	$29,945
Deferred revenue	94,707	6,447
Accrued expenses	19,587	1,725
Total Current Liabilities	213,276	38,117
Long-Term Liabilities:
Notes payable	62,141	56,135
Total Long-Term Liabilities	62,141	56,135

Total Liabilities	275,417	94,252

Stockholders' Equity:
Common stock, $0.0001 par, 2,500,000 shares authorized, 894,796 and 857,536 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	90	86
Additional paid-in capital	2,465,484	1,553,604
Accumulated deficit	(2,371,498)	(1,253,255)
Accumulated other comprehensive loss	(15,551)	(922)
Stockholders' equity before noncontrolling interest	78,525	299,513
Equity attributable to noncontrolling interest	-	(7,384)
Total Stockholders' Equity	78,525	292,129

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$353,942	$386,381
	$-	$-

	2020	2019
Net revenues	$147,038	$-
Cost of net revenues	(370,968)	-
Gross profit/(loss)	(223,930)	-

Operating Expenses:
General & administrative	637,821	403,788
Sales & marketing	9,882	118,530
Research and development	241,660	23,229
Total Operating Expenses	889,363	545,547

Loss from operations	(1,113,293)	(545,547)

Other Income/(Expense):
Interest expense	(4,945)	(1,523)
Interest income	3	-
Other expense	(8)	-
Gain on sale of interest in subsidiary	-	16,913
Total Other Income/(Expense)	(4,950)	15,390

Provision for income taxes	-	-

Net loss	(1,118,243)	(530,157)

Less: net loss attributable to noncontrolling interest	-	7,384

Net loss attributable to Flower Turbines, Inc.	(1,118,243)	(522,773)

Foreign currency translation loss	(14,629)	(922)

Other comprehensive loss	$(1,132,872)	$(523,695)

Basic and diluted net loss per share	$(1.28)	$(0.64)

Weighted average shares outstanding - basic and diluted	876,099	815,757

	Members' Equity		Common Stock
	Membership Units	Members' Equity	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at January 1, 2019	773,286	$102,932	-	$-	$-	$-	$-	$-
Issuance of membership units - Regulation CF	84,250	836,697	-	-	-	-	-	-
Offering costs	-	(116,421)	-	-	-	-	-	-
Conversion to corporation	(857,536)	(823,208)	857,536	86	1,553,604	(730,482)	-	823,208
Net loss	-	-	-	-	-	(522,773)	(922)	(523,695)
Balance at December 31, 2019	-	-	857,536	86	1,553,604	(1,253,255)	(922)	299,513
Issuance of membership units - Regulation CF	-	-	37,160	4	910,464	-	-	910,468
Amounts in escrow	-	-	-	-	167,349	-	-	167,349
Offering costs	-	-	-	-	(168,933)	-	-	(168,933)
Shares issued in exchange for cash	-	-	100	-	3,000			3,000
Net loss	-	-	-	-	-	(1,118,243)	(14,629)	(1,132,872)
Balance at December 31, 2020	-	$-	894,796	$90	$2,465,484	$(2,371,498)	$(15,551)	$78,525

	2020	2019
Cash Flows From Operating Activities
Net loss	$(1,118,243)	$(522,773)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,363	74
Loss attributable to noncontrolling interest	-	(7,384)
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	(13,457)	(21,047)
(Increase)/Decrease in other assets	(18,453)	(2,694)
(Increase)/Decrease in inventory	(40,980)	-
Increase/(Decrease) in accounts payable	69,037	19,598
Increase/(Decrease) in accrued expenses	17,862	1,725
Increase/(Decrease) in deferred revenue	87,333	6,448
Net Cash Used In Operating Activities	(1,011,538)	(526,053)

Cash Flows From Investing Activities
Purchase of property of equipment	(14,339)	(2,228)
Net Cash Used In Investing Activities	(14,339)	(2,228)

Cash Flows From Financing Activities
Proceeds from notes payable	6,006	56,135
Advances to related party	2,171	(2,171)
Proceeds from issuance of member units	-	764,005
Proceeds from issuance of stock	984,917	-
Offering costs	(168,933)	(96,934)
Net Cash Provided By Financing Activities	824,161	721,035

Cash effects of foreign currency translation loss	(14,629)	(922)

Net Change In Cash	(216,345)	191,832

Cash at Beginning of Period	266,596	74,764
Cash at End of Period	$50,251	$266,596

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$4,945	$1,523
Cash paid for income taxes	$-	$-

ITEM 8. EXHIBITS

EXHIBITS

1.0	Posting Agreement with StartEngine Crowdfunding, Inc.(1)

2.1	Certificate of Incorporation(2)

2.2	Bylaws (3)

4	Form of Subscription Agreement (4)

6.1	StartEngine Secure Services Agreement (5)

6.2	Employment Agreement with Greg Osinga(6)

6.3	License Agreement with Dr. Mark Daniel Farb(7)

6.4	IP Assignment Agreement(8)

6.5	Stock Option Plan (9)

6.6	Employment Agreement with Daniel Farb (10)

6.7	Amendment to Employment Agreement with Greg Osinga (11)

8.0	Escrow Agreement(12)

12.0	Opinion of Alliance Legal Partners, Inc. for Regulation A+ offering (13)

1.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex1.htm.
2.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex2-1.htm.
3.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex2-2.htm.
4.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex4.htm.
5.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-1.htm.
6.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-2.htm.
7.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-3.htm.

8.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-4.htm.
9.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920130499/tm2030939d4_ex6-5.htm.
10.	Filed herewith.
11.	Filed herewith.
12.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex8.htm.
13.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex12.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrence , NY., on May 7, 2021.

FLOWER TURBINES, INC.

By	/s/ Mark Daniel Farb
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	May 7, 2021